GOTHAM CAPITAL HOLDINGS, INC.

266 Cedar Street

Cedar Grove, NJ 07009

Securities and Exchange Commission

Washington, DC 20549

Re:

Gotham Capital Holdings, Inc.

Preliminary Information Statement on Schedule 14C

Filed March 28, 2017

File No. 000-50773

To whom it may concern:

Please find our responses to the comments made on April 10, 2017

1. Please tell us when you plan to file your Item 2.01(f) Form 8-K or why you believe such disclosure is not required.

We are in the process of gathering all of the information required under Item 2.01(f), and intend to file the disclosure as a Super 8-K on or around May 10, 2017.

2. We note your resolution to issue common shares to acquire OXYS. Please disclose the information required by Items 11(e), 13(a) and 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A.

The 14C has been updated with all of the required Schedule 14A information on page 15 and 16, as well as Annex 3 of the document.

We did not provide the information for Item 302 of Regulation S-K or Item 305 of Regulation S-K, as they are not applicable to small reporting companies.  We did not provide the statement required by Item 13 (a)(6), as it does not apply.  We did not require a security holders’ meeting due to owning a majority of the shares.

If you have any questions, please call our counsel, Zachary Walker, at 303-328-8792.

/s/Carmine Catizone

Gotham Capital Holdings, Inc.

May 5, 2017